May 9, 1997

Dr. Norman Moskowitz
American Quantum Cycles, Inc.
711-731 Washburn Road
Melbourne, FL 32934

Gentlemen:

         This letter shall constitute the terms of the Consulting Agreement among Greenstone Financial Corp., ("GFC"), a Florida corporation, and American Quantum Cycles, Inc. ("AQC"), a Florida corporation. For ten dollars and other good and valuable consideration it is agreed as follows:

            1. Employment. GFC is retained by AQC to provide AQC with corporate development consulting.

         2. Services to be Performed by GFC. GFC shall act as a consultant to AQC to provide the following:

                  Assist AQC in preparation of a Bridge Loan Document to enable AQC to raise a maximum of $250,000. Receipt of such funds by AQC has occurred.
                  Assist AQC in preparation of a Private Placement document, under Regulation D, Rule 504, to enable AQC to raise an additional $1,000,000. Prior to the Private Placement all of the stock in AQC will be owned as follows: 36% by Doreen A. Cheal, 36% by Denise B. O'Brien and 28% by the public.
                  Assist AQC in negotiating with Investment Bankers to raise an additional $4,000,000, which is anticipated not to reduce the individual holdings of Cheal and O'Brien below 26% each.
                  Preparation of a due-diligence package. Dissemination of AQC information to investors. Preparation and dissemination of AQC press releases. Presenting AQC to brokers, fund managers and analysts.

         Compensation.   In consideration for the performance of the services by
 GFC under this Agreement, GFC shall receive the following compensation:

                  A five year option to purchase 300,000 shares of AQC common stock from treasury (the "Common Stock"), exercisable upon completion of the secondary offering, and receipt of the funds by AQC,at an exercise price of $.10 per share.

                  AQC shall reimburse GFC, within 15 days of submission of an invoice, for all out of pocket expenses pre-approved in writing.

         Registration Rights.

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                  AQC      agrees that it will, subject to the requirement that
                           the prior consent of the Secondary Underwriter be obtained, as soon as reasonably practicable and at the sole expense of AQC, register the shares of Common Stock issuable upon the GFC Option under the Securities Act of 1933 (the "Act") for resale by GFC. Such securities shall be registered on a Form S-8 Registration Statement or, if such form is not available, then upon another form which AQC is eligible to use. AQC shall supply prospectuses meeting the requirements of the Act and such other documents as GFC may reasonably request for at least one year following the effectiveness of such registration in order to facilitate the public sale or disposition of such securities, to register and qualify any of such securities for sale in such states as GFC designates and do any and all other acts and things which may be necessary or desirable to enable GFC to consummate the public sale or other disposition of such securities.

                  GFC has knowledge and experience in financial and business matters that each is capable of evaluating the merits and risks of an investment in AQC. GFC is familiar with the nature and risks inherent in investments in unregistered securities and in the business in which AQC engages and have determined that an investment in AQC is consistent with its investment objectives and income prospects. GFC represents and warrants that it is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Act. GFC is acquiring the shares of Common Stock underlying the Option to be issued, for its own account for investment purposes only and not with a view toward resale or distribution of such shares either in whole or in part.

         5. Term. This Agreement shall be effective for a period of twelve months, commencing upon the date of execution of this Agreement, provided that GFC continues to perform the services listed in Section 2.

         6. Joint Relationship. Nothing contained in this Agreement shall be construed to imply a joint venture or partnership or principle/agent relationship between the parties hereto, and no party by this Agreement shall have any right, power or authority to act or create any obligation, expressed or implied, on behalf of the other party other than as set forth herein.

         7. Confidential Information. The parties hereto recognize that a major need of AQC is to preserve its trade secrets and confidential information. By reason of this Agreement, GFC will have access to, and will obtain specialized knowledge, trade secrets and confidential information about AQC's plans and operations. Therefore, GFC hereby agrees that during and after the Term GFC will not use) other than in performing services hereunder), disclose to others, or publish any confidential business information about the affairs of AQC, including but not limited to confidential information concerning AQC's products, methods, analytical techniques, technical information, customer information, employee information, and other confidential information acquired by it in the course of its past or future services for AQC. GFC agrees to take reasonable and appropriate steps to prevent the improper or inadvertent disclosure of any such confidential information. GFC further acknowledges that it may from time to time in the performance of services under this Agreement come into possession of information that could be deemed to be material non-public information and that the possession of such information may limit GFC's ability to sell shares underlying its Option.

         8. Entire Agreement. This Agreement represents the entire Agreement between the parties and is not subject to alteration, modification or change except in writing signed by each of the parties. In addition, this Agreement when executed shall supersede any and all previous Agreements, whether written or oral. A waiver of any term or condition of this Agreement shall not be construed as a general waiver. The obligations of the parties under this Agreement shall not be assignable or transferable.

         9. Notices. Any notices with respect to this Agreement shall be sent via registered mail, return receipt requested, to each of the parties at the address designated at the top of page one.

            10. Choice of Law. This Agreement shall be governed by and construed under the laws of the State of Florida.


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         11. Disputes. The prevailing party in any dispute pursuant to this
Agreement shall be entitled to reasonable attorneys' fees and costs.

         If the foregoing meets with your approval, please indicate by counter-signing below.

                                                Sincerely,

                                                Greenstone Financial Corp.




                                                   By: _________________________
                                                       Richard R. Dwyer, Jr.
                                                       Managing Director
AGREED TO AND ACCEPTED:

American Quantum Cycles, Inc.




_____________________________      _______________
Dr. Norman Moskowitz                     Date
President